JOSEPH WALSH 212.704.6030 telephone 212.704.5919 facsimile Joseph.walsh@troutmansanders.com	TROUTMAN SANDERS LLP Attorneys at Law The Chrysler Building 405 Lexington Avenue New York, New York 10174-0700 212.704.6000 telephone troutmansanders.com

June 6, 2016

VIA EDGAR AND FEDERAL EXPRESS

Matthew Crispino

Attorney Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Authentidate Holding Corp.

Preliminary Proxy on Schedule 14A

Filed May 11, 2016

File No. 000-20190

Dear Mr. Crispino:

On behalf of Authentidate Holdings Corp., a Delaware corporation (the “Company”), we have electronically transmitted this letter and we have also sent to you by Federal Express a courtesy copy of this letter.

Set forth below is the Company’s response to the comment raised in the May 20, 2016 comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission. For your convenience, we have provided the Staff’s comment followed by the Company’s response.

The response provided in this letter is based solely on information provided by the Company.

General

1. We note that you are seeking shareholder approval of certain earnout payments that you may be required to make to the former members of Peachstate Health Management LLC, d/b/a AEON Clinical Laboratories (“AEON”) as a result of your acquisition of AEON. We note further that if you are unable to receive shareholder approval by May 31, 2016, then either you or the former members of AEON may rescind the AEON acquisition and all related transactions under the merger agreement. Pursuant to Note A of Schedule 14A, please revise your preliminary proxy statement to provide all of the information required by Item 14 of Schedule 14A. In particular, provide audited financial statements for AEON for the year ended December 31, 2015 and pro forma disclosure. Alternatively, tell us in your response letter why you believe that you are not required to provide this information.

ATLANTA    BEIJING    CHICAGO    HONG KONG    NEW YORK    NORFOLK    ORANGE COUNTY    PORTLAND

RALEIGH    RICHMOND    SAN DIEGO    SHANGHAI    TYSONS CORNER    VIRGINIA BEACH    WASHINGTON, DC

Securities and Exchange Commission

June 6, 2016

Response: The Company acknowledges the Staff’s comment and respectfully submits that it does not believe that, pursuant to Note A of Schedule 14A, all of the information required by Item 14 of Schedule 14A is required to be included in the Proxy Statement.

The Company respectfully notes that no affirmative action by any stockholder, whether a “yes” or a “no” vote at a stockholder meeting or otherwise, is required to complete the merger. The merger closed, and the merger certificate was filed with the Secretary State of the State of Georgia, on January 27, 2016. AEON survived the merger and currently is a wholly-owned subsidiary of the Company. Substantially all of the management positions of the Company are now occupied by the former members of AEON. Specifically, effective as of the closing of the merger, (i) Sonny Roshan, the current Chairman of AEON, was appointed the Chairman of the Company, which is an executive officer position at the Company, (ii) Richard Hersperger, the current Chief Executive Officer of AEON, assumed the role of Chief Executive Officer of the Company and Ian Bonnet, the then President and Chief Executive Officer of the Company, resigned from all positions with the Company, (iii) William A. Marshall, the then Chief Financial Officer of the Company, tendered his resignation as Chief Financial Officer, Treasurer and Principal Accounting Officer of the Company, effective as of March 1, 2016. and (iv) each of Ian C. Bonnet, Todd A. Borus, M.D. and J. David Luce resigned as members of the Board, and each of Messrs. Roshan and Hersperger were elected directors of the Company (which became effective February 16, 2016).

As a result of the merger, the AEON business represents the substantial portion of the Company’s business and the historical business of the Company represents a very small portion of the Company’s current business. Additionally, the stockholders of the Company have benefited tremendously as a result of the merger. Prior to the merger, the Company was in financial distress. For the year ended June 30, 2015, the Company reported net revenue of $3,689,000 and a net loss of $9,700,000. As a result of the merger, the Company is now financially solid. For the year ended December 31, 2015, AEON reported net revenue of $34.85 million and net income of $13.75 million.

Pursuant to the that certain merger agreement, dated November 18, 2015 (the “Merger Agreement”), as Amended and Restated on January 26, 2016, by and among Peachstate Health Management LLC, d/b/a AEON Clinical Laboratories (“AEON”), the Company and a newly formed acquisition subsidiary of the Company, the Company is required to pay certain earnout payments (the “Earnout”) to the former members of AEON upon achievement of certain financial milestones. The Earnout must be paid in shares of the Company’s common stock.

The Company’s common stock was listed on the NASDAQ Stock Market (“NASDAQ”) under the symbol “ADAT” until January 29, 2016, at which time its shares were delisted from NASDAQ. The rules of NASDAQ require that listed entities obtain stockholder approval prior to the issuance of securities of the listed entity (1) in connection with the acquisition of the stock

Securities and Exchange Commission

June 6, 2016

or assets of another company where due to the present or potential issuance of common stock (or securities convertible into or exercisable for common stock), other than a public offering for cash, the common stock to be issued (a) is or will be in excess of 20% of the outstanding common stock of the listed entity prior to the issuance, or (b) constitutes voting power in excess of 20% of the outstanding voting power of the listed entity prior to the issuance, or (2) could result in a change in control of the listed entity (collectively, the “Nasdaq Approval Rules”). At the time the Company entered into the Merger Agreement and closed the merger, its shares of common stock were listed on NASDAQ. As a result, the NASDAQ Approval Rules applied to the Company and, pursuant to such rules, the Company was required to obtain stockholder approval prior to the issuance of shares of its common stock to the former members of AEON pursuant to the Earnout.

As disclosed in the Company’s Current Report on Form 8-K, filed with the SEC on February 1, 2016, the Merger Agreement provides that the Company will seek stockholder approval for the issuance of the shares of common stock pursuant to the Earnout in order to comply with the NASDAQ Approval Rules. Other than the NASDAQ Approval Rules, no other rules, regulations or laws require the Company to obtain stockholder approval for the merger or the transactions contemplated by the Merger Agreement, including the issuance of the shares of the Company’s common stock pursuant to the Earnout. Once the Company’s shares of common stock were delisted from NASDAQ, the Company was no longer subject to the NASDAQ Approval Rules and, as a result, the Company may issue the shares of its common stock to the former members of AEON pursuant to the Earnout without obtaining stockholder approval. Notwithstanding the fact that the Company is under no legal obligation to obtain stockholder approval for the issuance of the shares of common stock pursuant to the Earnout, the Company has decided to seek stockholder approval for the shares of its common stock issuable to the former members of AEON pursuant to the Earnout because the Company believes that it may be difficult to relist its shares of common stock on NASDAQ or any other national securities exchange without obtaining this approval. A relisting of the common stock on NASDAQ or another national securities exchange would be in the best interests of the unaffiliated stockholders of the Company, including, but not limited to, (1) increased regulatory oversight of the Company; (2) more liquidity in the Company’s common stock; and (3) increased investor confidence in the Company.

On May 31, 2016, the Company and AEON further amended the Merger Agreement (the “Amendment”) to provide that if the Company did not to receive approval by its stockholders for the issuance of the additional shares of its common stock in excess of the initial 19.9% tranche under the Merger Agreement, then the former AEON members may (in its sole discretion) rescind the Merger and all related transactions under the Merger Agreement. The purpose of the Amendment was to make clear that the intention of the parties was that such failure would not result in the automatic rescission of the Merger Agreement but was solely in the discretion of the former members of AEON.

Securities and Exchange Commission

June 6, 2016

As described above, the Company may issue the shares of its common stock to the former members of AEON pursuant to the Earnout without obtaining stockholder approval. This is unlike the example in Note A to Schedule 14A, for instance, where an affirmative action by the stockholders to approve the authorization to issue more equity is a prerequisite to the consummation of the proposed acquisition. In this hypothetical, an affirmative action by stockholders is required to complete the acquisition, whereas here no action is required to effect the merger since the merger is completed and the issuance of such shares of common stock pursuant to the Earnout may occur even if the stockholders vote no on the current proposal. The effect of the stockholder approval here is to simply enable the Company to possibly seek a relisting of its shares of common stock on NASDAQ or another national securities exchange in the future. The issuance of the share of common stock pursuant to the Earnout has been authorized by all necessary corporate action on the part of the Company. Additionally, the Company and AEON have been operating as a combined company since January 27, 2016 and the integration process is almost complete.

Accordingly, the Company does not view the proposed action to fall within the scope of Note A to Schedule 14A and respectfully advises the Staff that it does not believe the disclosure required by Item 14 of Schedule 14A is required to be included in Proxy Statement.

* * * * *

Please do not hesitate to contact the undersigned at (212) 704-6030 if you have any questions or comments regarding the filing or this letter.

Very truly yours,

/s/ Joseph Walsh

Joseph Walsh

cc:	Securities and Exchange Commission
Ji Shin, Attorney-Advisor

Authentidate Holding Corp.
Richard Hersperger, Chief Executive Officer